Filed pursuant to 424(b)(3)

Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC.

STICKER SUPPLEMENT DATED JANUARY 11, 2011

TO PROSPECTUS DATED APRIL 19, 2010

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated April 19, 2010. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” “CNL Lifestyle Properties” and “Company” include CNL Lifestyle Properties, Inc. and its subsidiaries.

RECENT DEVELOPMENTS

Our Asset Classes and Portfolio Diversification

As of January 10, 2011, we had a portfolio of 151 lifestyle properties that when aggregated by initial purchase price is diversified as follows: approximately 23% in ski and mountain lifestyle, 21% in golf, 16% in attractions, 14% in senior living, 7% in marinas and 19% in additional lifestyle properties. These assets consist of 22 ski and mountain lifestyle properties, 53 golf facilities, 22 attractions, 29 senior living communities, 17 marinas, and eight additional lifestyle properties. Thirty-seven of these 151 properties are owned through joint ventures.

We have invested primarily in ski and mountain lifestyle, golf, attractions and marinas. However, we have also invested or may invest in additional lifestyle properties including, but not limited to, hotels, multi-family residential housing, merchandise marts, medical facilities, or any type of property that we believe has the potential to generate long-term revenue such as senior living and healthcare related properties. Our Advisor and certain of its affiliates were previously subject to a non-compete agreement precluding us from investing in senior living communities. The restrictions imposed by such agreements expired in October 2010.

Acquisitions

Attractions

On December 29, 2010, we acquired a leasehold interest in Pacific Park in Santa Monica, California from Santa Monica Amusements, LLC for a purchase price of $34.0 million. The property is a two-acre amusement park located on the historic Santa Monica pier in southern California that offers family-style entertainment with 12 rides, 18 midway games, as well as multiple attractions, an oceanfront food plaza, entertainment and specialty shops. The property will continue to be operated by Santa Monica Amusements, LLC under a long-term, triple-net lease. The lease has a 15-year initial term with two 10-year renewal options.

Senior Living

On January 10, 2011 we acquired an ownership interest in 29 senior living facilities (the “Communities”) from US Assisted Living Facilities III, Inc., an affiliate of an institutional investor (“Seller”), and Sunrise Senior Living Investments, Inc. (“Sunrise”), which previously held a ninety percent (90%) and ten percent (10%) membership interest, respectively, in a joint venture that owned the interests in the Communities (the “Old Venture”). We formed a new joint venture with Sunrise (the “Sunrise Venture”), valued at approximately $630.0 million, and acquired sixty percent (60%) of the membership interests in the Sunrise Venture for an equity contribution of approximately $134.3 million including certain transactional and closing costs. Sunrise contributed cash and its interest in the Old Venture for a forty percent (40%) interest in the new venture. The Sunrise Venture obtained $435.0 million in loan proceeds from new debt financing, a portion of which was used to refinance the existing indebtedness encumbering the Communities, and acquired all of Seller’s interests in the Old Venture for a total purchase price of approximately $261.7 million.

The 29 Communities, which are listed below, include a total of 2,082 residential units, approximately 1.6 million square feet, and had an average occupancy rate of approximately 87.5% as of November 30, 2010.

Community	Location	Residential Units
Alta Loma	Rancho Cucamonga, California	59
Basking Ridge	Baskin Ridge, New Jersey	77
Belmont	Belmont, California	78
Chesterfield	Chesterfield, Missouri	74
Claremont	Claremont, California	54
Crystal Lake	Crystal Lake, Illinois	58
Dix Hills	Dix Hills, New York	76
East Meadow	East Meadow, New York	82
East Setauket	East Setauket, New York	82
Edgewater	Edgewater, New Jersey	70

Community	Location	Residential Units
Flossmoor	Flossmoor, Illinois	62
Gahanna	Gahanna, Ohio	50
Gurnee	Gurnee, Illinois	59
Holbrook	Holbrook, New York	79
Huntington Common	Kennebunk, Maine	180
Lincroft	Lincroft, New Jersey	60
Marlboro	Marlboro, New Jersey	63
Montgomery Village	Montgomery Village, Maryland	141
Naperville North	Naperville, Illinois	77
Plainview	Plainview New York	51
Roseville	Roseville, Minnesota	77
Schaumburg	Schaumburg, Illinois	82
Silver Spring	Silver Spring, Maryland	65
Tustin	Santa Ana, California	48
University Park	Colorado Springs, Colorado	53
West Babylon	West Babylon, New York	79
West Bloomfield	West Bloomfield, Michigan	52
West Hills	West Hills, California	65
Weston	Weston, Massachusetts	29

The Sunrise Venture owns fee simple interests in the Communities, except for the Belmont, East Meadow and Lincroft Communities, which are leasehold interests. We believe the properties are adequately insured. The Communities are encumbered by first lien mortgages, the terms of which are described in “Borrowings” below. Sunrise will continue to operate and manage the Communities subject to a long-term management contract.

Under the terms of our venture agreement with Sunrise, we receive a preferred return on our invested capital for the first six years and share control over major decisions with Sunrise. Sunrise holds the option to buy out our interest in the venture in years three through six at a price which would provide us with a thirteen to fourteen percent internal rate of return.

Borrowings

On January 10, 2011, in connection with the investment in 29 senior living communities discussed above, the Sunrise Venture obtained $435.0 million in mortgage financing from Goldman Sachs Lending Partners, LLC, which is collateralized by the Communities. The non-recourse loan has a three-year term and a fixed-interest rate of 6.76% requiring monthly interest-only payments with all principal due upon maturity.

Tenants and Operators

On October 25, 2010, Vail Resorts Inc. acquired 100% of the equity interest in the companies that operate Northstar-at-Tahoe Resort and the Village at Northstar from Booth Creek Resort Properties LLC and became our tenant under the existing leases on the property. In connection with this transaction, Booth Creek repaid a loan with an outstanding balance of approximately $3.9 million including accrued and deferred interest.

On November 19, 2010, we entered into a lease termination and settlement agreement with PARC Management and are currently undertaking an orderly termination of our leases with PARC. We have engaged Amusement Management Partners, LLC to manage eight of our FECs and are finalizing the transition of the remaining properties to new operators.

Our Offering

As of November 30, 2010, approximately 109.0 million shares of our common stock were registered and available for sale under our current public offering. As of September 30, 2010, we had received approximately $2.9 billion (289.0 million shares) in total proceeds from our three offerings. During the period from October 1, 2010 through November 5, 2010, we received additional subscription proceeds of approximately $37.1 million (3.7 million shares).

We do not expect to commence another public offering of our shares following the termination of our current public offering on April 9, 2011. We reserve the right to terminate this offering at any time. If we terminate this offering prior to April 9, 2011, we will provide that information in a prospectus supplement. We intend to continue offering shares to existing stockholders through our reinvestment plan.

Distributions. Our board of directors declared distributions of $0.0521 per share to stockholders of record at the close of business on October 1, 2010, November 1, 2010 and December 31, 2010. These distributions were paid by December 31, 2010. The board also declared a distribution of $0.0521 per share to stockholders of record at the close of business on January 1, 2011.

Taxation of distributions. On October 18, 2010, the IRS published final regulations that require us to report the cost basis and gain or loss to a stockholder upon the sale or liquidation of “covered shares.” For purposes of the final regulations, all shares acquired by non-tax exempt stockholders on or after January 1, 2011 will be considered “covered shares” and will be subject to the new reporting requirement. In addition, beginning on January 1, 2012, all shares acquired by non-tax exempt stockholders through our Distribution Reinvestment Plan (DRP) will also be considered “covered shares.”

Upon the sale or liquidation of “covered shares,” a broker must report both the cost basis of the shares and the gain or loss recognized on the sale of those shares to the stockholder and to the IRS on Form 1099-B. In addition, effective January 1, 2011, S-corporations will no longer be exempt from Form 1099-B reporting and shares purchased by an S-corporation on or after January 1, 2012 will be “covered shares” under the final regulations. If we take an organizational action such as a stock split, merger, or acquisition that affects the cost basis of “covered shares,” we will report to each stockholder and to the IRS a description of any such action and the quantitative effect of that action on the cost basis on an information return.

We have elected the first in, first out (FIFO) method as the default for calculating the cost basis and gain or loss upon the sale or liquidation of “covered shares”. A non-tax exempt stockholder may elect a different method of computation until the settlement date of the sold or liquidated shares. The election must be made in writing on the Investor Change Form that will be available at http://www.cnllifestylereit.com. We suggest that you consult with your tax advisor to determine the appropriate method of accounting for your investment.

For additional information, please see http://www.thefederalregister.com/d.p/2010-10-18-2010-25504.

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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